EX-99.77M  Mergers

The following is in response to sub-item 77M of the Form N-SAR for the Hotchkis and Wiley Funds:

Hotchkis and Wiley Funds (the "Trust", consisting of the separate series of Hotchkis and Wiley Large Cap Value Fund, Hotchkis and Wiley Mid-Cap Value Fund and Hotchkis and Wiley Small Cap Value Fund, collectively the "Funds") was organized as a Delaware business trust on July 23, 2001. The Funds were organized to acquire the assets and liabilities of the Mercury HW Large Cap Value Fund, Mercury HW Mid-Cap Value Fund and Mercury HW Small Cap Value Fund (the "Mercury HW Funds"). Mercury HW Funds' Trustees and shareholders approved the reorganization in December 2001. On February 4, 2002, the Mercury HW Funds were reorganized into the Trust through a non-taxable exchange. The Trust is the accounting survivor of the reorganization. The Mercury HW Funds ceased to be an investment company as defined in the Act.